Filed by KapStone Paper and Packaging Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: KapStone Paper and Packaging Corporation

Commission File No. 001-33494

Commission File No. for Registration Statement
on Form S-4: 333-223964

Date: August 28, 2018

WestRock and KapStone Announce Anticipated Election Deadline of September 5, 2018

ATLANTA, Ga., and NORTHBROOK, Ill. — August 28, 2018 — WestRock Company (“WestRock”) (NYSE: WRK) and KapStone Paper and Packaging Corporation (“KapStone”) (NYSE: KS) today announced an anticipated election deadline of 5:00 p.m. New York City time on September 5, 2018 (the “Election Deadline”) for KapStone stockholders to elect to receive shares of common stock, par value $0.01 per share, of Whiskey Holdco, Inc. (“Holdco”) as consideration in the acquisition of KapStone by WestRock through Holdco. If the KapStone special meeting of stockholders, currently scheduled for September 6, 2018, is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and WestRock and KapStone will announce any such delay and, when determined, the new election deadline.

As previously announced, KapStone stockholders have the option, with respect to each share of KapStone common stock they hold, to receive $35.00 per share in cash (the “Cash Consideration”), or to elect to receive 0.4981 shares of Holdco common stock (the “Stock Consideration”) and cash in lieu of fractional shares, provided that Stock Consideration may be received with respect to a maximum of 25% of the issued and outstanding shares of KapStone common stock immediately prior to the Effective Time. There is no limit on the number of shares of KapStone common stock with respect to which Cash Consideration may be received. The documents related to the election of Stock Consideration were mailed to KapStone stockholders beginning on August 2, 2018. The election of Stock Consideration will be subject to proration procedures, which are further described in the proxy statement/prospectus of KapStone and Holdco, dated August 1, 2018, and mailed to KapStone stockholders beginning on August 2, 2018.

As further described in the election materials, to make a valid election of Stock Consideration, record holders of KapStone common stock must deliver to Computershare Trust Company, N.A., the exchange agent for the transaction, by the Election Deadline, a properly completed and signed form of election and letter of transmittal, together with their KapStone stock certificate(s), confirmation of book-entry transfer or notice of guaranteed delivery, as applicable, and a completed Internal Revenue Service (“IRS”) Form W-9 (or the appropriate IRS Form W-8, as applicable). KapStone stockholders who hold their shares through a bank, broker or other nominee must make their elections through such bank, broker or other nominee (who may have a deadline earlier than the Election Deadline). KapStone stockholders should carefully read all of the election materials provided to them before making an election.

KapStone stockholders who have questions regarding the election procedures, who want up-to-date information on the Election Deadline or who wish to obtain copies of the election materials may contact Morrow Sodali LLC, the information agent for the transaction, toll-free at (800) 662-5200. Banks and brokerage firms may call (203) 658-9400.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements in this communication about WestRock’s and KapStone’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction among Holdco, WestRock and KapStone, the Election Deadline and the date of the KapStone special meeting of stockholders, that are not historical facts are forward-looking statements. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. WestRock and KapStone caution readers that a forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of KapStone stockholder approval; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Additional information and other factors are contained in WestRock’s and KapStone’s filings with the Securities and Exchange Commission (“SEC”). Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements made by WestRock or KapStone, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication, and WestRock and KapStone undertake no obligation to update any forward-looking statement to reflect events or circumstances after such date, except as required by applicable law.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction among Holdco, WestRock and KapStone. In connection with the proposed transaction, Holdco has filed with the SEC a registration statement on Form S-4 that includes a prospectus of Holdco and a proxy statement of KapStone (which registration statement was declared effective on August 1, 2018). The definitive proxy statement was mailed to KapStone stockholders on or about August 2, 2018. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC by Holdco, WestRock or KapStone, including the definitive proxy statement/prospectus, because they contain or will contain important information about the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at http://www.sec.gov.

Participants in Solicitation
WestRock, Holdco and KapStone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of shares of KapStone common stock in respect of the proposed transaction. Information about the directors and executive officers of WestRock is set forth in the proxy statement for WestRock’s 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and WestRock’s current report on Form 8-K filed with the SEC on July 27, 2018. Information about the directors and executive officers of KapStone is set forth in the definitive proxy statement/prospectus, which was filed with the SEC on August 1, 2018, KapStone’s current report on Form 8-K filed with the SEC on July 5, 2018 and the proxy statement for KapStone’s 2018 annual meeting of stockholders, which was filed with the SEC on April 27, 2018. Investors may obtain additional information regarding the interest of such participants by reading the registration statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

About WestRock

WestRock (NYSE:WRK) partners with our customers to provide differentiated paper and packaging solutions that help them win in the marketplace. WestRock’s 45,000 team members support customers around the world from more than 300 operating and business locations spanning North America, South America, Europe, Asia and Australia. Learn more at www.WestRock.com.

About KapStone

Headquartered in Northbrook, IL, KapStone is a leading North American producer of containerboard, unbleached kraft paper and corrugated products, and a provider of packaging and logistics solutions.  The Company operates four paper mills, 22 converting plants, and more than 65 warehouses and distribution centers located in North America. The business employs approximately 6,200 people.

WestRock

Investors:

James Armstrong, 470-328-6327

Vice President - Investor Relations

james.armstrong@westrock.com

John Stakel, 678-291-7901

Senior Vice President - Treasurer

john.stakel@westrock.com

Media:

John Pensec, 470-328-6397

Director, Corporate Communications

mediainquiries@westrock.com

KapStone

Kathryn D. Ingraham, 847-239-8800

Vice President, Secretary and General Counsel